UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-34656

Huazhu Group Limited
(Translation of registrant’s name into English)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

EXPLANATORY NOTE

This report on Form 6-K/A amends Huazhu Group Limited (the “Company”)’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 6, 2020 to clarify that the USD500,000,000 revolving credit facility due in December 2022 as mentioned in exhibit 99.1 thereto was used to refinance the outstanding principal amount under the credit facilities the Company entered into in May 2017 in connection with its acquisition of Crystal Orange Hotel Holdings Limited, which is due in May 2020. Other than mentioned above, no part of the Form 6-K furnished on January 6, 2020 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: February 12, 2020	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors, Chief Executive Officer